VIA EDGAR

Mara L. Ransom

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.,

Washington, D.C. 20549

October 19, 2015

Re:	Responses to Comments

Preliminary Proxy Statement on Schedule 14A, filed by Books-A-Million, Inc. on September 29, 2015 by Books-A-Million, Inc. (File No. 000-20664)

Amendment No. 1 to Schedule 13E-3, filed on September 29, 2015 by Books-A-Million, Inc., Anderson BAMM Holdings, LLC, Clyde B. Anderson, Terrence C. Anderson, Charles C. Anderson, Hilda B. Anderson, Joel R. Anderson, Charles C. Anderson, Jr., Charles C. Anderson, III, Harold M. Anderson, Hayley Anderson Milam, Kayrita M. Anderson, Ashley Ruth Anderson, The Ashley Anderson Trust, Terrance G. Finley, R. Todd Noden, James F. Turner, Lauren A. Anderson Irrevocable Trust, Olivia Barbour Anderson 1995 Trust, Alexandra Ruth Anderson Irrevocable Trust, First Anderson Grandchildren’s Trust FBO Charles C. Anderson, III, First Anderson Grandchildren’s Trust FBO Hayley E. Anderson, First Anderson Grandchildren’s Trust FBO Lauren A. Anderson, Second Anderson Grandchildren’s Trust FBO Alexandra R. Anderson, Third Anderson Grandchildren’s Trust FBO Taylor C. Anderson, Fourth Anderson Grandchildren’s Trust FBO Carson C. Anderson, Fifth Anderson Grandchildren’s Trust FBO Harold M. Anderson, Sixth Anderson Grandchildren’s Trust FBO Bentley B. Anderson, The Charles C. Anderson Family Foundation, The Joel R. Anderson Family Foundation, The Clyde and Summer Anderson, Foundation, Family Acquisition Holdings, Inc., and Family Merger Sub, Inc. (File No. 005-43790)

Dear Ms. Ransom:

We are providing the following response to the comment letter, dated October 15, 2015, to Terrance G. Finley, Chief Executive Officer of Books-A-Million, Inc. (“Books-A-Million”),

from the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) regarding the above referenced proxy statement on Schedule 14A filed with the Commission on September 29, 2015, and Amendment No. 1 to the Schedule 13E-3 filed with the Commission on September 29, 2015. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the preliminary proxy statement on Schedule 14A filed with the Commission on September 29, 2015.

As requested by the Staff, Books-A-Million acknowledges that:

•	Books-A-Million is responsible for the adequacy and accuracy of the disclosure in the filing;

•	it is the staff’s view that staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing;

•	it is the staff’s view that Books-A-Million may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Terrance G. Finley

Terrance G. Finley

President & Chief Executive Officer

cc:	Catherine Hogewood, Esq.
M. Adel Aslani Far, Esq.
Mary Ann Todd, Esq.
Russell B. Richards, Esq.